Letterhead of DEC Capital, Inc.


April 25, 2007

Raquel Howard
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Re:  DEC Capital, Inc., formerly Sun Reporter, Inc.
     Item 4.01 Form 8-K
     Filed February 28, 2007
     File No. 0-27279

Dear Ms. Howard:

In further response to your letter dated March 13, 2007, please note the following:

We confirm that we are aware of our obligations under the Act.   We
hereby acknowledge that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you time and consideration in this matter.   Please do
not hesitate to contact me if you require further information or documentation regarding this matter.


Very truly yours,


Sun Reporter, Inc.

By:   /s/Richard H. Tanenbaum
     -------------------------
     Richard H. Tanenbaum
     Chief Executive Officer